Volcano Corporation
2870 Kilgore Road
Rancho Cordova, CA 95670
June 12, 2006

Via Facsimile and Edgar

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
100 F. Street, N.E.
Washington, DC 20549-6010

Attn:	Peggy Fisher, Assistant Director
Eduardo Aleman, Staff Attorney

Re:	Volcano Corporation
Registration Statement on Form S-1 (File No. 333-132678)
Dear Ladies and Gentlemen:
The undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on June 14th, 2006, at 3:00 p.m., Eastern Time, or as soon thereafter as is practicable. Until such time as it becomes effective, the above-referenced Registration Statement will continue to be subject to the delaying amendment set forth therein.
In connection therewith, Volcano Corporation (“Volcano”) acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Volcano from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Volcano may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
Volcano Corporation
/s/ R. Scott Huennekens
R. Scott Huennekens
President and Chief Executive Officer